MINERAL PROPERTY OPTION AGREEMENT

THIS OPTION AGREEMENT dated as of the 20th day of April, 2010.

BETWEEN:

BRIAN FOWLER, of P.O. Box 954, Apartment 17, 30 Alexander Avenue, Pinawa, Manitoba, R0E 1L0;

PATRICK DICK, of P.O. Box 862, 26 Graham Crescent, Marathon, Ontario P0T 2E0; and

HAROLD GRIGGS, of P.O. Box 234, 15 Sund Crescent, Marathon, Ontario, P0T 2E0;

(collectively. the "**Optionors**")

OF THE FIRST PART

AND:

DARCY KRELL, of 220 Decourcy Drive, Gabriola Island, British Columbia, V0R 1X0;

(the "**Optionee**")

OF THE SECOND PART

WHEREAS:

A. The Optionors are the owners jointly of a 100% undivided interest in two unpatented mining claims comprising 22 units situated in the Thunder Bay Mining Division, Province of Ontario, as more particularly described in Schedule "A" attached hereto and forming a part hereof (the "**Property**"); and

B. The Optionors seek to grant the Optionee the sole, immediate, exclusive and irrevocable option (the "**Option**") to acquire a 100% undivided right, title and interest in and to the Property and the Optionee is interested in acquiring the Option, all on and subject to the terms and conditions hereinafter set forth;

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the mutual covenants, conditions and premises herein contained, the sum of TWO DOLLARS now paid by each of the Parties (as hereinafter defined) to the other and for other good and valuable consideration (the receipt and sufficiency whereof being hereby acknowledged), the Parties do hereby covenant and agree as follows:

1. DEFINITIONS

1.1 **Definitions**. In this Agreement:

"**this Agreement**", "**herein**", "**hereby**", "**hereof**", "**hereunder**" and similar expressions shall mean or refer to this Agreement and any and all agreements or instruments supplemental or ancillary hereto and the expression "**section**" followed by a number means and refers to the specified section of this Agreement.

"**Affiliate**" shall mean any person, partnership, joint venture, corporation or other form of enterprise which directly or indirectly Controls, is controlled by or is under common Control with a Party.

"**Agents**" shall mean servants, employees, agents, workmen and contractors.

"**Deed**" shall have the meaning set forth in section 7.2.

"**Effective Date**" shall mean the date first above written.

"**Encumbrances**" shall mean any and all mortgages, pledges, security interests, liens, charges, encumbrances, contractual obligations and claims of others, recorded and unrecorded, registered and unregistered.

"**Hazardous Substance**" shall mean any hazardous substance or pollutant, contaminant, toxic or dangerous waste, substance or material, as defined or regulated by any applicable law, regulation or governmental authority from time to time.

"**Laws**" shall mean collectively, all federal, provincial, territorial, municipal or local statutes, regulations and by-laws applicable to the Parties or the Property or to any activities thereon, including without limitation, all orders, notices, rules, decrees, decisions, codes, guidelines, policies, directions, permits, approvals, licenses and similar authorizations issued, rendered or imposed by any level of government including any ministry, department or administrative or regulatory agency or authority.

"**Losses**" shall mean actual losses, liabilities, damages, injuries, costs or expenses.

"**NSR**" shall mean a net smelter return royalty on the terms and conditions set forth in Schedule "B" attached hereto and forming a part hereof.

"**OEC**" shall mean Ontario Exploration Corporation.

"**OEC Agreement**" means the Phase I Funding and Royalty Agreement entered into between the Harold Griggs, on behalf of the Optionors, and the OEC as of March 15, 2009, with respect to the six unit claim numbered TB 4245668, a copy of which is attached hereto as Schedule "C".

"**OEC Royalty**" means the 1% royalty earned by the OEC pursuant to the OEC Agreement and on the terms set out therein with respect to the claim TB 4245668.

"**Option**" shall have the meaning set forth in the preambles to this Agreement.

"**Option Period**" shall mean the period during which the Option is in full force and effect as provided herein.

"**Parties**" shall mean collectively, the Optionors and the Optionee.

"**Party**" shall mean either the Optionors or the Optionee.

"**Payments**" shall have the meaning set forth in section 5.1.

"**Person**" shall mean any individual, partnership, company, corporation, unincorporated association, person, government or governmental agency, authority or entity howsoever designated or constituted.

"**Property**" shall have the meaning ascribed thereto in the preambles.

"**Termination Notice**" shall have the meaning set forth in section 9.2.

2. **SCHEDULES, GENDER AND CANADIAN DOLLARS**

2.1 **Schedules**. The following are the Schedules attached to and incorporated in this Agreement by reference and deemed to be a part hereof:

Schedule "A" – Property
Schedule "B" – Terms of NSR
Schedule "C" - OEC Agreement

2.2 **Gender and Extended Meanings**. In this Agreement all words and personal pronouns relating thereto shall be read and construed as the number and gender of the party or parties referred to in each case require and the verb shall be construed as agreeing with the required word and pronoun. In this Agreement words importing the singular number include the plural and vice versa.

2.3 **Canadian Dollars.** All dollar amounts or "$" referred to in this Agreement are in Canadian funds.

2.4 **Business Days.** All references in this Agreement to business days are to days excluding Saturdays, Sundays and banking holidays in Toronto, Ontario.

2.5 **Period of Time.** When calculating the period of time within which or following which any act is to be done or step is to be taken pursuant to this Agreement, the date which is the reference date in calculating such period shall be excluded. If the last day of such period is a non-business day, the period in question shall end on the next business day.

2.6 **Section Headings.** The section and other headings contained in this Agreement or in the Schedules are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

3. **REPRESENTATIONS AND WARRANTIES**

3.1 **Representation and Warranties of the Optionors**. The Optionors hereby jointly and severally represent and warrant to the Optionee as follows and acknowledge that the Optionee is relying on such representations and warranties in entering into this Agreement and acknowledge and agree that such representations and warranties shall be true and correct as of the Effective Date with the same force and effect as if made on and as of such date:

(a) **Approvals.** The execution, delivery and performance of this Agreement by the Optionors and the consummation of the transactions herein contemplated will not conflict with or result in a breach of any covenants or agreements contained in or constitute a default under any indenture, agreement or other instrument whatsoever to which any of the Optionors is a party or by which any of the Optionors is bound and do not contravene any applicable laws.

(b) **No Acts of Bankruptcy.** None of the Optionors has committed an act of bankruptcy, is insolvent, has proposed a compromising arrangement to its creditors generally, has had any petition for a receiving order in bankruptcy filed against it, has made a voluntary assignment in bankruptcy, has taken any proceedings with respect to a compromise or arrangement, has taken any proceeding to have itself declared bankrupt or wound-up, has taken any proceeding to have a receiver appointed of any part of its assets, has had any encumbrancer take possession of any of its property or has had any execution or distress become enforceable or become levied upon any of its property.

(c) **Brokerage or Finder's Fee.** There is no Person acting or purporting to act at the request of the Optionors who is entitled to any brokerage or finder's fee in connection with the transactions contemplated herein.

(d) **Interest.** The Optionors are the beneficial owners of a 100% undivided interest in the Property, free and clear of any and all Encumbrances, save and except the 1% royalty acquired by the OEC pursuant to the OEC Agreement. The Optionors have the full power to hold their respective interest in the Property and hold recorded or registered title to the Property. The Property is duly recorded in the name of Brian David Fowler who holds it on behalf of the Optionors and is in good standing pursuant to all applicable Laws.

(e) **Property in Good Standing**. The mining claims forming part of the Property are in good standing and no event, condition or occurrence exists that, after notice or lapse of time or both, would constitute a default under such mining claims.

(f) **Abutting Claims**. The Optionors do not own any right, title or interest in or to any mining claims abutting the Property. All of the mining claims comprising the Property are contiguous.

(g) **Properly Staked**. Each mining claim forming part of the Property has been properly staked, tagged, located and recorded in the Mining Recorder's Office at the Ministry of Northern Development and Mines.

(h) **Taxes, Charges and Assessments**. All taxes and charges with respect to the Property have been paid in full as of the date hereof. All requisite minimum assessment work has been performed and reported on the Property pursuant to the provisions of the *Mining Act,* Ontario up to and including January 5, 2010. The Property has sufficient minimum assessment work performed thereon to enable the same to be in good standing until April 21, 2012 for claim number TB 4246254 and March 6, 2013 for claim number TB 4245668. Subject to the provisions of section 6.3, no Person has any proprietary or possessory interest in the Property. Save and except for the OEC Royalty and as provided herein with respect to the grant of the NSR to the Optionors, no Person is entitled to any

royalty or other payment in the nature of rent or royalty on any minerals, metals or concentrates or any other such products removed or produced from the Property.

(i) **Adverse Claims**. There are no existing, pending or threatened adverse claims or challenges against or to the ownership of, possession, operation, control, management or title to the Property or substances thereon or therefrom nor, to the best knowledge of the Optionor, is there any basis therefor.

(j) **Compliance with Laws.** The Optionors have fully complied with all Laws with respect to the Property and none of the Optionors has received notice of any breach, violation or default with respect to the Property. Conditions on and relating to the Property are in compliance with all applicable Laws.

(k) **Litigation.** There is no legal, administrative, arbitration or other proceeding, claim or action of any nature or investigation pending or, to the knowledge of the Optionors threatened against or involving the Property or which questions or challenges the validity of this Agreement or any action taken or to be taken by the Optionors pursuant to this Agreement or any other agreement or instrument to be executed and delivered by the Optionors in connection with the transactions contemplated hereby and none of the Optionors knows or has any reason to know of any valid basis for any such legal, administrative, arbitration or other proceeding, claim, action of any nature or investigation. None of the Optionor is subject to any judgment, order or decree entered in any lawsuit or proceeding which has had or may be expected to have an adverse effect on the Property.

(l) **Non-Resident.** Each of the Optionors is not a non-resident of Canada for the purposes of section 116 of the *Income Tax Act* (Canada) as amended.

(m) **Hazardous Substances**. To the best knowledge of the Optionors, no Hazardous Substance has been placed, held, located, used or disposed of, on, under or at the Property by the Optionors or their respective Agents. To the best knowledge of the Optionors no claim has ever been asserted and there are no present circumstances which could reasonably form the basis for the assertion of any claim against the Optionors for Losses of any kind as a direct or indirect result of the presence on or under or the escape, seepage, leakage, spillage, discharge, emission or release from the Property of any Hazardous Substance.

(n) **Work Orders.** There are no outstanding work orders or actions required or reasonably anticipated to be required to be taken in respect of the rehabilitation or restoration of the Property or relating to environmental matters in respect of the Property or any operations thereon, nor have any of the Optionors received notice of same.

(o) **Mining Practices**. The prospecting work, processes, undertaking and other operations carried on or conducted by or on behalf of the Optionors in respect of the Property have been carried on or conducted in a sound and workmanlike manner and in compliance with sound geological and geophysical exploration and mining, engineering and metallurgical practices. To the best knowledge of the Optionors, all such work, processes, undertaking and other operations are in

compliance with all applicable national, state and local laws, by-laws, ordinances, permits, rules, regulations and orders or decisions rendered by any governmental or quasi-governmental ministry, department or administrative or regulatory agency.

(p) **No Condemnation**. None of the Optionors has received notice of the existence of condemnation, expropriation or similar proceedings affecting the Property.

(q) **All Material Information.** Each of the Optionors has made available to the Optionee all material information in their possession or control relating to the Property and throughout the Option Period, shall continue to make available to the Optionee all information in their possession or control relating to the Property.

(r) **No Additional Information**. None of the Optionors has any information or knowledge of any facts pertaining to the Property or substances thereon or therefrom not disclosed in writing to the Optionee, which if known to the Optionee might reasonably be expected to deter the Optionee from completing the transactions contemplated hereby.

(s) **OEC Agreement.** All obligations of the Optionors with respect to the OEC Agreement, save and except the OEC Royalty, have been fully satisfied by the Optionors and the OEC has earned and is entitled to the OEC Royalty, the payment of which is the only remaining obligation under the OEC Agreement.

3.2 **Representations and Warranties of the Optionee.** The Optionee hereby represents and warrants to the Optionors as follows and acknowledges that the Optionors are relying on such representations and warranties in entering into this Agreement and acknowledges and agrees that such representations and warranties shall be true and correct as of the Effective Date with the same force and effect as if made on and as of such date:

(a) **Approvals.** The execution, delivery and performance of this Agreement by the Optionee and the consummation of the transactions herein contemplated will not conflict with or result in a breach of any covenants or agreements contained in or constitute a default under any indenture, agreement or other instrument whatsoever to which the Optionee is a party or by which the Optionee is bound and does not contravene any applicable laws.

(b) **No Acts of Bankruptcy.** The Optionee has not committed an act of bankruptcy, is not insolvent, has not proposed a compromising arrangement to its creditors generally, has not had any petition for a receiving order in bankruptcy filed against it, has not made a voluntary assignment in bankruptcy, has not taken any proceedings with respect to a compromise or arrangement, has not taken any proceeding to have itself declared bankrupt or wound-up, has not taken any proceeding to have a receiver appointed of any part of its assets, has not had any encumbrancer take possession of any of its property and has not had any execution or distress become enforceable or become levied upon any of its property.

(c) **Brokerage or Finder's Fee.** There is no Person acting or purporting to act at the Optionee's request who is entitled to any brokerage or finder's fee in connection with the transactions contemplated herein.

(d) **Litigation.** There is no legal, administrative or other proceeding, claim or action of any nature or investigation pending or, to the knowledge of the Optionee, threatened against or involving the Optionee or which questions or challenges the validity of this Agreement or any action taken or to be taken by the Optionee pursuant to this Agreement or any other agreement or instrument to be executed and delivered by the Optionee in connection with the transactions contemplated hereby and the Optionee does not know or have any reason to know of any valid basis for any such legal, administrative, arbitration or other proceeding, claim, action of any nature or investigation.

3.3 **Representations and Warranties as Conditions**. Each Party:

(a) **Condition.** Acknowledges and agrees that the other Party is entering into this Agreement relying upon the representations and warranties made by it herein and the correctness of each such representation and warranty is a condition upon which such other Party is relying upon entering into this Agreement, each of which conditions may be waived in whole or in part solely by such other Party in writing and all such representations and warranties shall survive the execution, delivery and termination of this Agreement and the completion of the transactions contemplated hereby notwithstanding any independent investigations either Party may make.

(b) **Indemnification.** Agrees to indemnify and hold harmless the other Party from all Losses actually incurred by such other Party in connection with a breach of any representation or warranty made by it and contained herein, provided that such representations and warranties shall only have a survival period that terminates two years following: (i) the exercise of the Option; or (ii) the termination of the Option.

4. GRANT OF OPTION

4.1 **Grant**. In consideration of the covenants and agreements of the Optionee, the Optionors do hereby give and grant to the Optionee, the sole, immediate, exclusive and irrevocable option to acquire a 100% undivided right, title and interest in and to the Property, subject to the provisions of section 6.3, free and clear of any and all Encumbrances, save and except the OEC Royalty and the NSR royalty to the Optionors provided for herein, by satisfying within the time limits therefor, those obligations set forth in Article 5. The Option shall commence on the Effective Date and shall terminate on the third anniversary of the Effective Date.

5. OPTION PAYMENTS

5.1 **Payments**. To maintain the Option in good standing and in full force and effect, the Optionee shall make the following payments (the "**Payments**") to the Optionors (on a pro rata basis as to one-third each to the Optionors), in the manner and on the dates set out below::

		Cash Payment
(i)	on or before the Effective Date	$7,000
(ii)	on or before the first anniversary of the Effective Date	$12,000

		Cash Payment
(iii)	on or before the second anniversary of the Effective Date	$16,000
(iv)	on or before the third anniversary of the Effective Date	$25,000

Notwithstanding the schedule for Payments set out in sections 5.1, if it so elects, the Optionee may make the Payments at any time prior to the dates therein specified.

6. EXERCISE OF OPTION

6.1 **Option Exercise**. If the Optionee has duly made the Payments to the Optionors in accordance with the provisions of section 5.1, the Optionee shall have duly exercised the Option as at such date and shall have earned a 100% undivided interest in the Optioned Property, free and clear of any and all Encumbrances, save and except the OEC Royalty and the NSR royalty to the Optionors as provided for herein in section 6.3.

6.2 **No Partial Interest**. If the Optionee fails to exercise the Option as provided in subsection 6.1, the Optionee shall not be entitled to any partial interest in the Property.

6.3 **Grant of NSR.** On exercise of the Option by the Optionee, the Optionors shall be granted without any further act or formality on the part of any Party, a 2% NSR royalty on the terms and conditions set forth in Schedule "B" attached hereto and forming a part hereof. The Optionee shall have the right to purchase 1% of such NSR royalty from the Optionors on the payment of $1.0 million to the Optionors. At all times throughout the currency of the NSR, the Optionee shall not be bound to inquire into the equities as between the Optionors with respect to the NSR and shall be entitled to deal with Brian Fowler for and on behalf of all of the Optionors.

7. TRANSFER OF DATA AND PROPERTY

7.1 **Data**. The Optionors do hereby jointly and severally agree to forthwith deliver to the Optionee photocopies of all maps, reports, results of surveys and drilling and any other reports of information the Optionors may have prepared or may have caused to be prepared or may have in their possession or under their control with respect to the Property.

7.2 **Title to Property**. On signing of this Agreement, the Optionors shall transfer title to the Property to the Optionee which the Optionee shall hold in trust for the Optionor until the earlier of: the exercise of the Option by the Optionee; or the termination of the Option without exercise. Upon termination of the Option without exercise, the Optionee shall forthwith deliver to the Optionor a duly executed transfer of mining claims in respect of the Property in registrable or recordable form (the "**Deed**") and in content sufficient pursuant to the Laws of the Province of Ontario to transfer a 100% undivided interest in the Property back to the Optionor free and clear of any and all Encumbrances, save and except the OEC Royalty.

7.3 **Transfer by Optionors.** During the Option Period, the Optionors shall not transfer all or part of their interest in the Property and/or this Agreement other than to the Optionee as provided herein.

8. OPERATOR OF THE PROPERTY

8.1 **Appointment of Operator**. The Optionee and/or its Affiliates shall act as operator of the Property during the Option Period and as operator, the Optionee shall be responsible in its sole discretion for carrying out and administering exploration, development and mining work on the Property. As operator, the Optionee and/or its Affiliates shall have the sole, exclusive and immediate right to enter upon, explore and develop the Property and to have quiet and exclusive possession of the Property with sole power and authority to the Optionee and/or its Affiliates and their respective Agents to sample, extract, diamond drill, prospect, explore, develop and mine the Property in such manner as the Optionee and/or its Affiliates in their sole discretion may determine, including without limitation, the right to erect, bring and install thereon all buildings, machinery, equipment and supplies as the Optionee and/or its Affiliates shall deem necessary and proper and to remove therefrom reasonable quantities of ores, minerals or metals for assay and testing purposes.

8.2 **Maintenance of Property**. During the Option Period, the Optionee and/or its Affiliates shall do, record and/or pay annually or in advance, assessment work for the Property and shall pay such taxes, fees and rents as may be required to keep the Property in good standing. The Optionors shall jointly and severally co-operate with the Optionee and/or its Affiliates as reasonably necessary in facilitating the making of payments and providing information, including without limitation, the forwarding of all notices received by the Optionors with respect to assessment work, taxes, fees and rents.

8.3 **Option Regarding Commercial Production.** The Optionee and/or its Affiliates as operator shall be under no obligation whatsoever to place the Property into commercial production and if the Optioned Property is placed into commercial production, the Optionee and/or its Affiliates shall have the right at any time to curtail or suspend such commercial production as the Optionee and/or its Affiliates in their absolute discretion deem advisable.

8.4 **No Further Obligations**. Nothing herein contained nor any act done nor payment made hereunder shall obligate the Optionee to do any further or other act or acts or to make any payment or payments and in no event shall this Agreement or any act done or payment made be construed as an obligation of the Optionee to do or perform anything on or with respect to the Property.

8.5 **Access to Optioned Property**. During the Option Period, upon the written request of the Optionors on a joint basis, the Optionee shall provide the Optionors with access to the Property at a convenient time and day for the Optionee or its Affiliates in order to observe the conduct of the operations or to view drill cores and samples. Such access shall be at the Optionors' own sole cost, expense and risk and must not obstruct or interfere with the operation or activities conducted by the Optionee and/or its Affiliates.

8.6 **Standard of Care**. The prospecting work, processes, undertaking and other operations carried on or conducted by or on behalf of the Optionee and/or its Affiliates in respect of the Property shall be carried on or conducted in a sound and workmanlike manner and in compliance with sound geological and geophysical exploration and mining engineering and metallurgical practices. All such work, processes, undertaking and other operations shall be in compliance with all federal and provincial Laws.

9. TERMINATION OF OPTION

9.1 **Termination of Option by the Optionee**. The Optionee shall have the right to terminate the Option at any time and thereafter, the Optionee shall have no further or other rights and obligations under this Agreement, save and except as provided in sections 9.3, 9.4 and 9.5

9.2 **Termination of Option by the Optionors Jointly**. The Optionors jointly shall have the right to terminate the Option as a result of a breach of section 5.1, on prior written notice to the Optionee (the "**Termination Notice**"), if within 90 days after receipt of the Termination Notice, the Optionee shall fail to make the required Payment as provided in section 5.1.

9.3 **Taxes**. Upon termination of the Option, the Optionee shall ensure that all taxes, rates, duties, fees and payments in respect of the Property have been paid in respect of the Property commencing as at the Effective Date up to and including the date of termination of the Option.

9.4 **Assessment Work.** Upon termination of the Option, the Optionee shall ensure that there is at least one year in assessment credits remaining on the Property.

9.5 **Delivery of Data**. Upon termination of the Option, the Optionee shall deliver all maps, reports, results of surveys and drilling and all other reports of information provided to the Optionee by the Optionors, to the Optionors jointly as well as copies of any assay plans, diamond drill records, information, maps and other pertinent exploration reports produced by the Optionee and/or its Affiliates and/or its Agents regarding the Property.

9.6 **Removal of Buildings**. Upon termination of the Option, all buildings, plant, equipment, machinery, tools, appliances and supplies which may have been brought upon the Property by or on behalf of the Optionee as operator shall be removed by the Optionee and/or its Affiliates at any time not later than 12 months after termination unless arrangements on terms satisfactory to the Optionors are made between the Optionors jointly and the Optionee and if not so removed, such buildings, plant, equipment, machinery, tools, appliances and supplies shall become the property of the Optionors jointly.

10. FORCE MAJEURE - GENERAL

10.1 **Force Majeure**. Time shall be of the essence of this Agreement, provided however that notwithstanding anything to the contrary contained herein, if a Party should at any time or times during the currency of this Agreement be delayed in or prevented from complying with this Agreement by reason of wars, acts of God, strike, lockouts or other industrial disputes, inability to access its place of business, acts of the public enemy, riots, fire, storm, flood, explosion, government restriction, failure to obtain any approvals required from regulatory authorities including environmental protection agencies, unavailability of equipment or qualified personnel, delays of transportation, breakdown of machinery, interference of persons primarily concerned about environmental issues or native rights pressure groups or other causes whether of the kind enumerated above or otherwise which are not reasonably within the control of the applicable Party (excluding for greater certainty and without limitation, unavailability of funds), the period of all such delays resulting from such causes or any of them, shall be excluded in computing the time within which anything required or permitted by the applicable Party to be done, is to be done hereunder, it being understood that the time within which anything is to be done hereunder shall be extended by the total period of all such delays. Nothing contained in this Article shall

require the applicable Party to settle any industrial dispute or to test the constitutionality of any enacted Law.

11. RELATIONSHIP AND OTHER OPPORTUNITIES - GENERAL

11.1 **Relationship of Parties**. The rights, privileges, duties, obligations and liabilities, as between the Parties shall be separate and not joint or collective and nothing herein contained shall be construed as creating a partnership, an association, agency or subject as herein specifically provided, a trust of any kind or as imposing upon any of the Parties any partnership duty, obligation or liability. Neither Party is liable for the acts, covenants and agreements of the other Party, except as herein specifically provided.

11.2 **Other Opportunities**. Each of the Parties shall have the free and unrestricted right independently to engage in and receive the full benefits of any and all business endeavours of any sort whatsoever whether or not competitive with the endeavours contemplated herein without consulting the other Party or inviting or allowing the other Party to participate therein. No Party shall be under any fiduciary or other duty to any other Party which shall prevent it from engaging in or enjoying the benefits of competing endeavours within the general scope of endeavours contemplated by this Agreement. The legal doctrine of "**corporate opportunity**" sometimes applied to persons engaged in a joint venture or having fiduciary status shall not apply in the case of a Party.

12. CONFIDENTIALITY

12.1 **Confidentiality**. No disclosure or announcement, public or otherwise, in respect of this Agreement or the transaction herein contained shall be made by any Party without the prior written consent of the other Party as to timing and content, provided that the obligations herein will not prevent either Party from making, after consultation with the other Party, such disclosure as its counsel may advise is required by applicable law or the rules and policies of any securities regulatory authority or stock exchange having jurisdiction or potential jurisdiction.

13. NOTICE - GENERAL

13.1 **Notices**. All notices, requests, demands or other communications which by the terms hereof are permitted to be given by a Party to the other Party shall be given in writing and delivered by e-mail to such other Party as follows:

(i) to the Optionee at:

Darcy Krell: joe11_14@hotmail.com

(ii) to the Optionors at:

Brian Fowler: bdfowler@mts.net

Patrick Dick: patdick@sympatico.ca

Harold Griggs: hgriggs@shaw.ca

or at such other addresses and to such other Person that may be given by either of them to the other in writing from time to time on ten days' prior written notice and such notices, requests,

demands or other communications shall be deemed to have been received when delivered.

14. **MISCELLANEOUS - GENERAL**

14.1 **Acts in Good Faith**. Each Party shall at all times during the currency of this Agreement and after the termination of the Option, act in good faith with respect to the other Party and shall do or cause to be done all things within their respective powers which may be necessary or desirable to give full effect to the provisions hereof.

14.2 **Severability**. Any provision of this Agreement which is invalid or unenforceable shall not effect any other provision and shall be deemed to be severable herefrom.

14.3 **Governing Law**. This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

14.4 **Further Assurances**. The Parties shall sign such further and other documents and do such further acts or things as may be necessary or desirable in order to give full force and effect to this Agreement and every part hereof.

14.5 **Amendment**. This Agreement may not be amended or modified in any respect except by written instrument signed by the Parties.

14.6 **Entire Agreement**. This Agreement constitutes the entire agreement among the Parties with respect to the subject matter hereof. The execution of this Agreement has not been induced by nor do the Parties rely upon or regard as material, any covenants, representations or warranties whatsoever not incorporated herein and made a part hereof.

14.7 **Enurement**. This Agreement shall enure to the benefit of and be binding upon the Parties and each of their respective heirs, executors, administrators, legal representatives, successors and permitted assigns, but no other Person.

14.8 **Counterparts**. This Agreement may be executed in several counterparts by original or telefacsimile signature, each of which so executed shall be deemed to be an original and such counterparts together shall constitute one and the same document.

IN WITNESS WHEREOF the Parties have executed these presents as of the Effective Date.

Witness	**BRIAN FOWLER**
Witness	**PATRICK DICK**
Witness	**HAROLD GRIGGS**
Witness	**DARCY KRELL**

demands or other communications shall be deemed to have been received when delivered.

14. MISCELLANEOUS - GENERAL

14.1 **Acts In Good Faith**. Each Party shall at all times during the currency of this Agreement and after the termination of the Option, act in good faith with respect to the other Party and shall do or cause to be done all things within their respective powers which may be necessary or desirable to give full effect to the provisions hereof.

14.2 **Severability**. Any provision of this Agreement which is invalid or unenforceable shall not effect any other provision and shall be deemed to be severable herefrom.

14.3 **Governing Law**. This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

14.4 **Further Assurances**. The Parties shall sign such further and other documents and do such further acts or things as may be necessary or desirable in order to give full force and effect to this Agreement and every part hereof.

14.5 **Amendment**. This Agreement may not be amended or modified in any respect except by written instrument signed by the Parties.

14.6 **Entire Agreement**. This Agreement constitutes the entire agreement among the Parties with respect to the subject matter hereof. The execution of this Agreement has not been induced by nor do the Parties rely upon or regard as material, any covenants, representations or warranties whatsoever not incorporated herein and made a part hereof.

14.7 **Enurement**. This Agreement shall enure to the benefit of and be binding upon the Parties and each of their respective heirs, executors, administrators, legal representatives, successors and permitted assigns, but no other Person.

14.8 **Counterparts**. This Agreement may be executed in several counterparts by original or telefacsimile signature, each of which so executed shall be deemed to be an original and such counterparts together shall constitute one and the same document.

IN WITNESS WHEREOF the Parties have executed these presents as of the Effective Date.

Witness	BRIAN FOWLER
Witness	PATRICK DICK
Witness	HAROLD GRIGGS
Witness	DARCY KRELL

SCHEDULE "A"

DESCRIPTION OF THE PROPERTY

LAMPSON LAKE

The following 2 unpatented mining claims located in Black River in the Thunder Bay No. 40 Mining District of the Province of Ontario being more particularly described as follows:

TB 4246254 Comprising 16 Units with an Expiry date of April 21, 2012

TB 4245668 Comprising 6 Units with an Expiry Date of March 6, 2013

SCHEDULE "B"

NSR Provisions

1. The NSR royalty will be calculated and paid to the Optionors (the "**Payee**") by the Optionee (the "**Payor**") in accordance with the terms of this Schedule "B".

2. The NSR will be calculated on a calendar monthly basis and will, subject to paragraph 8, be equal to Gross Revenue less Permissible Deductions for such month.

3. The following words will have the following meanings:

(a) **"Gross Revenue"** means the aggregate of the following amounts received in each monthly period:

(i) the revenue received by the Payor from arm's length purchasers of all mineral products;

(ii) the fair market value of all mineral products sold by the Payor in such month to Persons not dealing at arm's length with the Payor; and

(iii) any proceeds of insurance on mineral products.

(b) **"Permissible Deductions"** means the aggregate of the following charges (to the extent that they are not deducted by any purchaser in computing payment) that are paid in each monthly period:

(i) sales charges levied by any sales agent on the sale of mineral products;

(ii) transportation costs for mineral products from the property to the place of beneficiation, processing or treatment and thence to the place of delivery of mineral products to a purchaser thereof including shipping, freight, handling and forwarding expenses;

(iii) all costs, expenses and charges of any nature whatsoever which are either paid or incurred by the Payor in connection with refinement or beneficiation of mineral products after leaving the property, including all weighing, sampling, assaying and representation costs, metal losses, any umpire charges and any penalties charged by the processor, refinery or smelter; and

(iv) all insurance costs on mineral products;

provided that where a cost or expense otherwise constituting a Permissible Deduction is incurred by the Payor in a transaction with a party with whom it is not dealing at arm's length as that term is defined in the Income Tax Act (Canada)), such cost or expense may be deducted, but only as to the lesser of the actual cost incurred by the Payor or the

fair market value thereof, calculated at the time of such transaction and under all the circumstances thereof.

4. The NSR will be calculated and paid within 30 days after the end of each calendar month. Smelter settlement sheets, if any, and a statement setting forth calculations in sufficient detail to show the payment's derivation (the "**Statement**") must be submitted with the payment.

5. In the event that final amounts required for the calculation of the NSR are not available within the time period referred to in section 4 of this Schedule "B", then provisional amounts will be established and the NSR paid on the basis of this provisional calculation. Positive or negative adjustments will be made to the NSR payment of the succeeding month.

6. All NSR payments will be considered final and in full satisfaction of all obligations of the Payor with respect thereto, unless the Payee delivers to the Payor a written notice (the "**Objection Notice**") describing and setting forth a specific objection to the calculation thereof within 60 days after receipt by the Payee of the Statement. If the Payee objects to a particular Statement as herein provided, the Payee will, for a period of 60 days after the Payor's receipt of such Objection Notice, have the right, upon reasonable notice and at a reasonable time, to have the Payor's accounts and records relating to the calculation of the NSR in question audited by the auditors of the Payee. If such audit determines that there has been a deficiency or an excess in the payment made to the Payee, such deficiency or excess will be resolved by adjusting the next monthly NSR payment due hereunder. The Payee will pay all the costs and expenses of such audit unless a deficiency of 2-1/2% percent or more of the amount due is determined to exist. The Payor will pay the costs and expenses of such audit if a deficiency of 2-1/2% or more of the amount due is determined to exist. All books and records used and kept by the Payor to calculate the NSR due hereunder will be kept in accordance with Canadian generally accepted accounting principles. Failure on the part of the Payee to make claim against the Payor for adjustment in such 60 day period by delivery of an Objection Notice will conclusively establish the correctness and sufficiency of the Statement and NSR payments for such month.

7. At the election of the Payee made in writing at least 90 days prior to the first payment on account of the NSR (which election may not be rescinded without the consent of the Payor), the Payee may elect to receive the NSR in kind, provided that any extra costs or expenses incurred by the Payor as a result of such election and payment of the NSR in kind will be for the account of the Payee and will be due on demand.

-SCHEDULE "E"

2009-004

PHASE I FUNDING AND ROYALTY AGREEMENT

THIS AGREEMENT made

BETWEEN:

NAME: Harold Griggs
ADDRESS: Box 234
15 Sand Cres
Marathon ONT
P0T 2E0.

(Hereinafter referred to as the "**Claimholder**")

OF THE FIRST PART

AND

ONTARIO EXPLORATION CORPORATION
1100 Memorial Avenue, Suite 364
Thunder Bay, ON P7B 4A3

(Hereinafter referred to as the "**OEC**")

OF THE SECOND PART

RECITALS:

WHEREAS the Claimholder has agreed to sell to the OEC and the OEC has agreed to purchase from the Claimholder a 1.0 % Royalty interest in the Claims (as hereinafter defined), upon the terms described herein;

NOW THEREFORE THIS AGREEMENT WITNESSETH THAT in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged), the parties hereto agree with each other as follows:

ARTICLE 1
INTERPRETATION OF AGREEMENT

1.1 Definitions

The following terms shall have the meaning ascribed to them below unless there is something in the context inconsistent therewith:

(a) "**Agreement**" means this Royalty agreement, including all of the Schedules hereto, and all amendments made hereto in accordance with the provisions hereof.

(b) "**Application Date**" means the date of the submission of the Application for Funding to OEC by the Claimholder, as more particularly set out in the Application for Funding attached hereto as Schedule "I".

(c) **"Assessment Credit Approval Letter"** means that letter issued by the Ministry of Northern Development of Mines approving expenditures submitted as assessment work.

(d) **"Claims"** means those claims located in Ontario and which are listed in Schedule III hereto.

(e) **"Effective Date"** means the date upon which this Agreement is executed by OEC as hereinafter set out.

(f) "Anniversary Date" means the date one year from the Effective date of the Agreement

(g) **"Final Submission Form"** means the Ontario Exploration Corporation Assistance Program final submission form.

(h) **"Memorandum of Agreement"** means an instrument summarizing this agreement for the purpose of recording on title a beneficial interest in the Claims.

(i) **"Net Sales Return Royalty"** means the net sales return royalty as defined in Schedule IV attached hereto.

(j) **"Net Smelter Return Royalty"** means the net smelter return royalty as defined in Schedule IV attached hereto.

(k) **"Royalty"** means either the Net Sales Return Royalty and or the Net Smelter Return Royalty.

(l) **"Technical Report"** means any report filed for assessment work on the Claims.

1.2 The division of this Agreement into sections, clauses, paragraphs and the insertion of headings are for the convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.3 The words "herein", "hereto" and "hereinafter" and other words of similar import refer to this Agreement as a whole and not to any particular section, paragraph, or other subdivision of this Agreement.

1.4 Any reference to currency is to Canadian currency and any amount advanced, paid or calculated is to be advanced, paid or calculated in Canadian currency.

1.5 Any reference to a statute is to such statute and to the regulation made pursuant to the laws of the Province of Ontario or Canada, as may be amended or modified from time to time.

1.6 Persons are not dealing **"at arm's length"** with one another for the purpose of this Agreement if they would not be dealing at arm's length with one another for the purposes of the *Income Tax Act* (Canada).

1.7 Words importing the masculine gender include the feminine or neuter gender and words in the singular include the plural, and vice versa.

1.8 All references to Schedules refer to Schedules of this Agreement, which are part of and form an integral part of this Agreement.

The Schedules of this Agreement are:

Schedule I: Application for Funding

Schedule II: Declaration of Co-Owner

Schedule III: Claims

Schedule IV: Royalties

Schedule V: Royalty Buy-Back

Schedule VI: Final Submission Form (to be completed following execution of this Agreement)

ARTICLE 2
TERM

2.1 This Agreement shall be effective as and from the Effective Date and shall continue in full force and effect up to and including the day upon which the Claims either lapse or expire and shall be applicable to any Claims restaked by order of any relevant governmental authority and to all successor mineral lease claims, permits or rights of any nature whatsoever.

2.2 The Claimholder shall take all such necessary steps and action to ensure the Claims are subsisting and shall continue to subsist and shall not do or omit to do any act which shall cause the Claims to lapse or expire (except in the ordinary course), or be cancelled, forfeited or revert to the Crown.

2.3 Notwithstanding the termination or expiry of this Agreement either upon the expiry or lapse of the Claims or otherwise, the obligations of the Claimholder pursuant to Articles 5 and 6 herein shall survive such termination or expiry and shall continue to be binding upon the Claimholder.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF THE CLAIMHOLDER

The Claimholder hereby represents and warrants that:

3.1 The Claimholder is a legal and beneficial owner of the Claims, which Claims are free and clear of any undeclared liens, hypothecs, charges, mortgages, encumbrances, claims or royalties;

3.2 The Claims have been properly staked and recorded and are in good standing under all applicable laws and regulations and there is no dispute in respect of the Claims;

3.3 The Claims are in conformity with all laws, regulations, orders, policies and requirements including, without restricting the generality of the foregoing, all environmental laws, regulations, orders, policies and requirements.

3.4 The Claimholder has the right to enter into this Agreement and the performance of the Claimholder's obligations hereunder shall not be in breach of, or in conflict with any agreements or undertakings between the Claimholder and any governmental authority in Canada or any other party;

3.5 The Claimholder has no knowledge of any claim, pending claim or litigation as to the ownership of any of the Claims;

3.6 All information, statements and representations made in the Application for Funding attached hereto by the Claimholder are true and correct at the time made, and are true and correct as at the Effective Date and the date of execution of this Agreement, save and except for as previously disclosed to OEC by the Claimholder in writing.

3.7 The Claimholder acknowledges that no person, other than the Claimholder, holds any undeclared right, title, interest or royalty interest in the Claims except those persons disclosed pursuant to Section 3.8 herein.

3.8 The Claimholder has provided all documentation of any right, title, interest or royalty interest in the Claims held by other parties, together with the Application for Funding to the OEC, which documentation accurately reflects all interests in and to the Claims as of the Application Date.

3.9 The Claimholder has provided to the OEC executed copies of the Declaration of Co-Owner in the form set out in Schedule II hereto with respect to all parties that hold any interest, right or title in and for the Claims as of the Application Date and the Effective Date.

3.10 Since the Application Date, there has been no legal or beneficial change in or to the rights and interests of any parties to the Claims which have not been previously disclosed to the OEC and no change to the legal or beneficiary rights or interests in and to the Claims shall be made without the Claimholder providing at least five (5) days' prior written notice to the OEC.

3.11 The Claimholder has no knowledge of any fact pertaining to the Claims or of any work carried out in respect of the Claims that may in any way breach any laws, regulations, orders, policies and requirements of government authorities affecting the claims, including any environmental laws, regulations and requirements;

3.12 The Claimholder acknowledges that these representations and warranties are conditions on which the OEC has relied on to enter into this Agreement and that such representations and warranties will survive the execution of this Agreement.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF THE OEC

The OEC hereby represents and warrants that, as of the Effective Date of this Agreement:

4.1 It has been duly incorporated, organized and is a validly subsisting corporation under applicable laws and regulations;

4.2 It has accomplished all necessary corporate acts and proceedings in order to authorize the execution of this Agreement:

4.3 It has the right to enter into and to execute this Agreement;

4.4 The execution of this Agreement does not breach its articles or its by-laws.

ARTICLE 5
CONSIDERATION

5.1 The Claimholder hereby grants to the OEC an exclusive and irrevocable interest of a one percent (1.0%) Royalty in the Claims on the following basis:

(a) On the execution date the OEC hereby agrees to pay the Claimholder $10,000 by cash or cheque for a 1.0% Royalty in the Claims.

(b) The OEC hereby agrees to pay the Claimholder $5,000 by cash or cheque on approval by the OEC of the Final Submission Form and the Technical Report (in such form as the OEC shall require from time to time) and delivery by the Claimholder of an Assessment Credit Approval Letter.

(c) Notwithstanding the foregoing and despite the provisions in Sections 6.1, 6.2, 6.3, and 6.4 hereof, if the Claimholder does not use his best efforts to deliver the Final Submission form, Technical Report or Assessment Credit Approval letter by 5:00 p.m. (Toronto Time) on the Final Submission Date, the OEC shall be deemed to have paid the amounts in subsections 5.1(a) and 5.1(b) hereof and the OEC shall be entitled to keep the 1.0% Royalty.

5.2 The Royalty granted herein by the Claimholder shall entitle OEC to receive payment equal to one percent (1.0 %) of either the Net Sales Returns Royalty or the Net Smelter Returns Royalty from mineral substances extracted from the Claims, as defined in Schedule III attached hereto, such payments to be made by the Claimholder on a quarterly basis in arrears or as otherwise agreed upon by the parties. The Claimholder shall have the right to purchase up to and including three-quarters (3/4) of such Royalty, at any time, as set forth in Schedule V.

ARTICLE 6
RIGHTS AND OBLIGATIONS OF THE CLAIMHOLDER

6.1 While this Agreement is in force, the Claimholder shall have the exclusive right of access to the Claims and to explore for minerals on the Claims and shall have sole and absolute discretion as to the work carried out on the Claims. Notwithstanding the foregoing, the Claimholder shall carry out the work as set out and specified in the Application for Funding and/or the Final Submission Form.

6.2 In the event the Claimholder does not, for any reason whatsoever, submit a Final Submission Form that is approved by OEC in its sole and absolute discretion, a Technical Report or an Assessment Credit Approval Letter to the OEC on or before Final Submission Date, the Claimholder shall within fifteen (15) days of receipt of a written demand for repayment by the OEC, return all such advances or payments made to or on behalf of the Claimholder by the OEC to the OEC by cash, certified cheque or bank draft.

6.3 In the event the Claimholder does not, for any reason whatsoever, complete the work as set out in the Application for Funding, the Claimholder shall, within fifteen (15) days of receipt of a written demand for repayment by the OEC, return all such advances or payments made to or on behalf of the Claimholder by the OEC to the OEC by cash, certified cheque or bank draft.

6.4 The Claimholder shall not alter, amend, or change the nature, scope or extent of the work as set out in the Application for Funding (hereinafter sometimes referred to as the "Work") in any manner whatsoever without the prior written consent of the OEC. In the event the Claimholder has made any alterations, amendments or changes to the nature, scope or extent of the Work, without the prior consent of the OEC, the OEC shall be entitled, in its sole and absolute discretion, and upon written notice to the Claimholder, to demand the repayment of all advances or payments made to or on behalf of the Claimholder. The Claimholder shall repay all such advances or payments within fifteen (15) days of the receipt of the written demand for repayment by the OEC.

6.5 In the event the Claimholder wishes to alter, amend or change the nature, scope or extent of the Work, the Claimholder shall notify OEC in writing of such proposed alterations, amendments or changes at least thirty (30) days prior to the proposed commencement date of such alterations, amendments or changes to the Work. The consent of the OEC to any alterations, amendments or changes to the Work shall not be unreasonably withheld.

6.6 The Claimholder will be responsible and liable for any damage caused while carrying out or causing to be carried out work on the Claims and shall indemnify and hold the OEC harmless from any and all claims, actions, causes of action, demands, charges, expenses, loans, premiums, fines, penalties and costs (including all legal costs on a substantial indemnity scale) resulting from, or in any way related to, any activity carried out by or on behalf of the Claimholder on the Claims.

6.7 All valid assessment work carried out during the term of this agreement, in an amount equal to the amounts paid by OEC pursuant to subsections 5.01(a) and 5.01(b) hereof, shall be filed for assessment purposes on the Claims with the relevant regulatory authorities.

6.8 The Claimholder shall carry on the Work in a manner consistent with mining industry standards and all applicable laws, regulations, by-laws, ordinances, rules, and orders

made by any competent governmental authority, including, but not limited to, the maintenance of proper security measures.

6.9 The Claimholder shall ensure that all environmental reclamation and remediation work required to be done in connection with exploration or other activity carried out by the Claimholder on the Claims is completed in a timely manner at the Claimholder's expense in accordance with applicable law.

ARTICLE 7
RIGHTS AND OBLIGATIONS OF THE OEC

7.1 The OEC reserves its right of access, at its own risk, to the Claims to inspect the work carried out by or on behalf of the Claimholder, without however interfering with the Claimholder's work.

7.2 All information received by the OEC shall be kept confidential in accordance with the *Personal Information Protection and Electronic Documents Act*, and all other applicable privacy legislation, and shall not be released to any other party without the prior written consent of the Claimholder, save and except for any disclosure or release of information: (i) required pursuant to any law, regulation, order, bylaw or other legislative or administrative enactment made by any federal, provincial or municipal authority; (ii) necessary for financial reporting purposes; and (iii) pertaining to the results of exploration work filed as assessment work.

ARTICLE 8
RECORDING OF THE AGREEMENT

8.1 The Claimholder consents to the placing of this Agreement on title as a Memorandum of Agreement.

8.2 Recording of this Agreement on title is at OEC's discretion.

8.3 The OEC will pay any associated costs of recording of the Agreement on the title.

ARTICLE 9
DISPUTE RESOLUTION

9.1 Except as otherwise expressly provided herein, any dispute, difference or question arising among the parties hereto concerning the construction, meaning, effect or implementation of this Agreement or any part hereof will be settled by a single arbitrator agreed on by all the parties. In the event the parties fail to agree upon a single arbitrator within thirty (30) days of the first written notice of such dispute being delivered by either party, each party shall appoint their own single arbitrator to sit on a panel of three arbitrators to hear and determine the dispute or question, and the two arbitrators so appointed shall, within twenty (20) days of their appointment, appoint a third arbitrator to act as the chair of the arbitration. The arbitration shall be carried out and governed pursuant to the *Arbitration Act, 1991* (Ontario) or any successor legislation thereto and shall include, but not be limited to, an award of costs against either party to the arbitration in accordance with section 54 of the said Act. The decision of such arbitrator(s) appointed pursuant to this Agreement or such Act will be final and binding on the parties and no appeal will lie therefrom.

ARTICLE 10
ASSIGNMENT OF CLAIMS

10.1 The Claimholder shall not assign, transfer, mortgage, pledge, hypothecate, lien, grant a security interest in, or otherwise dispose of any of its right, title and interest in and to the Claims unless:

(i) The Claimholder shall have provided the OEC with prior written notice of such disposition;

(ii) the Claimholder shall have repaid any amounts due and owing to OEC pursuant to the terms of Article 6 of this Agreement;

(iii) the assignee or transferee of such Claims or shares (as the case may be) shall agree in writing to assume and be bound to all the obligations of the Claimholder pursuant to this Agreement and any other Agreement for which the Claimholder and the OEC are parties; and

(iv) the assignee or transferee shall have completed, and the OEC shall have approved, a Final Submission Form with respect to the Claims and the Work to be performed following the transfer or assignment.

ARTICLE 11
GENERAL PROVISIONS

11.1 This Agreement shall replace and supersede all previous agreements between the parties.

11.2 The parties agree that this Agreement shall be interpreted and governed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

11.3 The addresses for any written notices hereunder shall be as set out as below:

Notice to the Claimholder shall be addressed to:

Name Harold Griggs Email: hgriggs@shaw.ca

Address: Box 234 15 Sand Cres Manathon Ont.

Postal Code: P0T 2E0 Telephone: 807-229-100 Fax: ——

Notice to the OEC shall be addressed to:
Ontario Exploration Corporation
1100 Memorial Avenue, Suite 364
Thunder Bay, ON P7B 4A3

11.4 Time shall be of the essence in this Agreement.

11.5 This Agreement is binding on the parties and their heirs, executors, administrators, legal representatives, successors and permitted assigns.

11.6 This Agreement is personal to the Claimholder and shall not be assigned, transferred or alienated by the Claimholder in any manner whatsoever without the prior written consent of the OEC.

IN WITNESS WHEREOF the parties have executed this Agreement as of the date hereinafter set out.

DATED at Marathon this 15th day of March, 2009.

Name | **Witness**

Harold Griggs

Signature | Signature

DATED at Marathon this 15th day of March, 2009.

Ontario Exploration Corporation

Per: M.W. Rayner

Per: ______________________

SCHEDULE II

Form of Certification of co-ownership of Claims

Ontario Exploration Corporation
1100 Memorial Avenue
Suite 364
Thunder Bay, Ontario
P7B 4A3

This letter is to certify that the undersigned holds 33 1/3 % interest in claims(s): TB 4245668 located in BLACK RIVER AREA ~~Township,~~ mining division for which a claim(s) abstract is attached.

The undersigned further certifies that [~~name of applicant~~] HAROLD GRIGGS holds 33 1/3 % interests in claim(s) TB 4245668 located in BLACK RIVER AREA ~~Township~~, mining division for which a (claim(s) abstract is attached.

The undersigned hereby consents to, and hereby irrevocably authorizes [name of applicant] to apply for an OEC grant in the amount of $ 10,000.00 to perform exploration work on claim(s) TB 4245668.

The undersigned hereby consents to, and does hereby grant, jointly and severally with [~~name of~~ HAROLD GRIGGS applicant], a 1% Net Return Royalty in the claim(s) to OEC as provided in the Funding and Royalty Agreement to be executed between [~~name of applicant~~] HAROLD GRIGGS and OEC following the delivery of this Certification and Consent.

Signed: [signature] Witness: [signature]
Date: Mar 15/09

Signed: [signature] Witness: [signature]
Date: Mar 15th 2009

Signed: [signature] Witness: [signature]
Date: Mar 15/09

SCHEDULE III
CLAIMS

CLAIM NUMBER	TITLE DESCRIPTION	# UNITS	# HECTARES
TB 4245668	LAMPSON LAKE PROPERTY	6 units	97 hectares

SCHEDULE IV
ROYALTIES

1. For all diamonds, gems and other precious and semi-precious stones ("**Stone Products**") mined or produced from the Claims, the Claimholder shall pay to the OEC a Royalty equal to a percentage of the net sales returns ("**NSAR**") realized from the sale or disposition of the Stone Products.

2. For all gold, silver, platinum and palladium ("**GSPP Products**") and all other ores and minerals ("**Other Products**") mined or produced from the Claims, the Claimholder shall pay to the OEC a Royalty equal to a percentage of the net smelter returns ("**NSMR**") realized or deemed to be realized as hereinafter provided, from the sale or disposition of the GSPP Products and Other Products.

3. The aforementioned percentage of the NSAR and percentage of the NSMR shall be that determined in accordance with the provisions of Section 4.1 of the Agreement to which this forms a part; and in the calculation of the Royalty, such percentage is applied to 100% of the NSAR or NSMR, as the case may be, regardless of dilution of the Claimholder's working interest or entitlement with respect to the Agreement, the Claims or the Products.

4. For the purposes of this Schedule, the term "**Products**" shall be interpreted as a collective reference to Stone Products, GSPP Products and Other Products and the term "**Royalty**" shall be interpreted as a collective reference to the NSAR Royalty and the NSMR Royalty.

5. Net Sales Returns Royalty – Stone Products

   (a) Net sales returns means the gross proceeds from the sale or disposition of Stone Products to an independent purchaser, after deducting therefrom the cost of Valuation, Sorting, Shipping and Insurance in connection with the Stone Products as well as any sales, excise, production, export and other duties, levies, assessments and taxes (except income taxes) payable on the production or sale of Stone Products (but not income taxes), and for the purposes hereof:

      (i) "**Valuation**" means the establishing of a value for each lot or group of sorted Stone Products for purposes of reference when negotiating with a potential purchaser of the same;

      (ii) "**Sorting**" means separation of Stone Products from waste materials and dividing them into groups according to quality, size, or other characteristics, and then the division of such groups into appropriate lots or groups for valuing and/or sale, it being acknowledged that in the case of gem quality Stone Products, a group or lot may be a single stone;

      (iii) "**Shipping**" means all methods of transportation or places of storage of Stone Products from the moment they leave the Claims until the passing of title thereto or risks therefor (whichever is the later) to an independent

purchaser, including, without limitation, any cost that may be incurred by reason of such methods or places used or any sorting or valuation facilities being situated off the Claims; and

iv"**Insurance**" means all insurance that the Claimholder considers advisable to protect all or part of the Stone Products in the possession or control of the Claimholder (including, without limitation, during shipping) until the passing of title thereto or risks therefor (whichever is the later) and including, without limitation, the insurance or bonding of any person who does or may come into contact with any such Stone Products at any point during the operations of the Claimholder whether such person is an employee of the Claimholder or otherwise.

(b) If Stone Products are sold to any entity with which the Claimholder does not deal at arm's length, the Stone Products shall for the purposes hereof be deemed to have been sold at prices determined by an independent valuator chosen by the OEC.

(c) The Claimholder shall not have the right to commingle Stone Products produced from the Claims with similar products produced from other properties.

6. Net Smelter Returns Royalty – GSPP Products and Other Products

(a) Net smelter returns means the gross proceeds from the sale or disposition of Other Products to an independent smelter, refinery or other unaffiliated purchaser or, with respect to GSPP Products, the deemed gross proceeds from deemed sales or dispositions as provided in paragraphs 6(b) and 6(c) following, after deducting therefrom the total actual costs incurred by the Claimholder attributed to the following treatment, handling and sale of such GSPP Products or Other Products:

(i) All smelting, refining, treatment, assay, umpiring, sampling, selling and other costs, charges and penalties charged by any independent refinery, smelter or other unaffiliated purchaser of GSPP Products or Other Products;

(ii) All costs of loading, securing, transporting and insuring GSPP Products or Other Products from the Lands to any independent refinery, smelter or other unaffiliated purchaser; and

(iii) All sales, excise, production, export and other duties, levies, assessments and taxes (except income taxes) paid on the production or sale of GSPP Products or Other Products.

(b) The gross sale proceeds for GSPP Products shall be deemed gross proceeds from deemed sales of GSPP Products, and sales of GSPP Products shall be deemed to have occurred, without regard to when or to whom they actually are made, upon the earliest of the following:

(i)When GSPP Products are shipped by the Claimholder from the Claims to an independent refinery, smelter or other unaffiliated purchaser; or

(ii)With respect to bullion produced by the Claimholder, the day the final, refined bullion has been produced by the Claimholder; or

(iii)With respect to dore produced by the Claimholder, three (3) business days after the dore has been produced by the Claimholder; or

(iv)With respect to concentrates produced by the Claimholder, thirty (30) days after those concentrates have been produced by the Claimholder.

(c) The total deemed gross proceeds of all such deemed sales occurring within a single calendar quarter shall be determined by multiplying the total number of troy ounces of the particular GSPP Product deemed sold within that quarter by the following:

(i) For gold, platinum or palladium, the arithmetic mean of the daily London P.M. fixing (per ounce of the respective Product) for the quarter.

(ii) For silver, the arithmetic mean of the weekly Handy & Harman base price per troy ounce as quoted in Metals Week for the weeks which conclude within that quarter, but in the event Metals Week is not published or if for any other reason such quotation is not available, the arithmetic mean of the daily Handy & Harman base quote as published in the Wall Street Journal for the quarter will be utilized.

(d) If smelting, refining, treatment, assay or sampling of GSPP Products or Other Products is performed by facilities owned or controlled by the Claimholder or any of its affiliates, all charges, costs and penalties therefor to be deducted pursuant to the foregoing paragraph shall be equal to and not exceed actual costs incurred by the Claimholder in carrying out such processes and shall not exceed such amounts which the Claimholder would have incurred if such operations were conducted at facilities operating at arm's length to the Claimholder, and which were then offering comparable services for comparable quantities and quality of GSPP Products or Other Products.

(e) The Claimholder shall have the right to commingle GSPP Products or Other Products produced from the Lands with ores and minerals produced from other properties. Before commingling, GSPP Products or Other Products from the Claims shall be weighed, sampled, assayed, measured or gauged by the Claimholder in accordance with sound mining and metallurgical practices for moisture, penalty substances and payable content. Records shall be kept by the Claimholder for a reasonable time showing weights, moisture and assays of payable content. Prior to commingling, the Claimholder shall give thirty (30) days' notice to the OEC specifying its decision to commingle and outlining the procedures it proposes to follow.

7. General

(a) Royalties shall accrue at the time of sale or deemed sale, as applicable, and they shall become due and payable in cash on a calendar quarter basis, on the twentieth (20th) day of the month next following the calendar quarter in which they accrue.

(b) At the time of making each Royalty payment to the OEC, the Claimholder shall provide the OEC with a certificate of a senior officer of the Claimholder certifying as to the accuracy of the calculations of the Royalty payment and setting out the method of the calculation thereof to which shall be attached a true copy of the related smelter or sales receipt or receipts.

(c) Net sales returns and net smelter returns upon the respective Products shall be calculated exclusively as provided herein, and the Royalty computed thereon shall be determined without regard to any "hedging", "forward", "futures" or comparable sales (collectively referred to as "**future trading**") of such Products by or on behalf of the Claimholder. The OEC shall not be entitled to any benefit of or be subject to any loss attributable to such future trading by the Claimholder.

(d) The Claimholder shall cause to be kept proper books of account, records and supporting materials covering all matters relevant to the calculation of Royalties payable to the OEC, and the reasonable verification thereof; and the OEC shall have, from time to time, the unfettered right, during regular business hours and on reasonable notice, to carry out at its sole cost and expense an audit by established independent professionals chosen by the OEC, of the methodology and manner of calculating all Royalty payments hereunder and the Claimholder shall provide, during regular business hours and on reasonable notice, unrestricted access to its books, accounts, records, vouchers, smelter settlements, sales receipts and related documentation for this purpose. Should there be any difference in the amount of the Royalty payment or payments which are ultimately determined by the process described in Article 9 of the Agreement to be in the OEC's favour, which exceed three (3%) percent of the amount of the Royalty paid to the OEC, then the cost of said audit, to the extent reasonable, shall be reimbursed to the OEC by the Claimholder.

(e) Any dispute relating to the quantum or methodology of calculating all Royalties payable hereunder shall be settled by arbitration pursuant to the provisions of Article 9 of the Agreement.

SCHEDULE V
ROYALTY BUYBACK

Three quarters (3/4) of the 1.0 % Royalty can be partially purchased by the Claimholder for a dollar value that increases over time.

Until the second anniversary of the Effective Date of this Agreement, the buy-back price for ¾% of the royalty is $15,000

Until the third anniversary of the Effective Date of this Agreement, the buy-back price for ¾% of the royalty is $40,000

Until the fourth anniversary of the Effective Date of this Agreement, the buy-back price for ¾% of the royalty is $70,000

Until the fifth anniversary of the Effective Date of this Agreement, the buy-back price for ¾% of the royalty is $120,000

Until the sixth anniversary of the Effective Date of this Agreement, the buy-back price for ¾% of the royalty is $220,000

Until the seventh anniversary of the Effective Date of this Agreement, the buy-back price for ¾% of the royalty is $300,000

Until the eighth anniversary of the Effective Date of this Agreement, the buy-back price for ¾% of the royalty is $375,000

Until the ninth anniversary of the Effective Date of this Agreement, the buy-back price for ¾% of the royalty is $460,000

Until the tenth anniversary of the Effective Date of this Agreement, the buy-back price for ¾% of the royalty is $600,000

From the eleventh anniversary of the Effective Date of this Agreementonwards, the buy-back price for ¾% of the royalty is $750,000

The consideration to be paid by the Claimholder to purchase the Royalty may be in the form of cash or, at the option of the OEC, treasury shares of a listed company, subject to applicable securities laws and regulatory approvals.

Portions of the 1% Royalty may be purchased at any amount at the discretion of the OEC.